EXHIBIT 99.1

Evaxion presents new data for EVX-04, a cancer vaccine candidate for acute myeloid leukemia at ASH Annual Meeting

  Designed with our proprietary AI-Immunology™ platform based on patient sequencing data, EVX-04 targets multiple non-conventional endogenous retrovirus (ERV) tumor antigens
  EVX-04 induces targeted immune responses and prevents tumor growth in preclinical models
  EVX-04 is an off-the-shelf therapeutic cancer vaccine developed for acute myeloid leukemia (AML), a disease characterized by high mortality rates and massive unmet medical need
  The off-the-shelf vaccine concept behind EVX-04 is broadly applicable with potential across other hard-to-treat cancers

COPENHAGEN, Denmark, December 6, 2025 - Evaxion A/S (NASDAQ: EVAX) (“Evaxion”), a clinical-stage TechBio company specializing in developing AI-Immunology™ powered vaccines, announces new data demonstrating that its AML vaccine candidate, EVX-04, triggers strong specific T-cell responses and effectively prevents tumor growth in preclinical models.

The data was presented today in an oral session at the American Society of Hematology (ASH) Annual Meeting and Exposition in Orlando, Florida. Evaxion will discuss the new findings with scientists, doctors and potential business partners throughout the meeting.

“AML is characterized by high mortality rates and massive unmet medical need as current treatment options are limited and often insufficient. The new data confirms our belief that EVX-04 could significantly improve treatment options for AML patients. It is another example of the unique capabilities of AI-Immunology™ in finding novel targets enabling the design of therapies with transformative potential,” says Birgitte Rønø, CSO of Evaxion.

Broad tumor coverage
Developed with our AI-Immunology™ platform, EVX-04 targets non-conventional ERV tumor antigens from the dark genome. These antigens are selectively expressed in specific tumors but absent in normal tissue, making them highly attractive cancer vaccine targets.

Using sequencing data from AML patients, the AI-Immunology™ platform first identified ERV tumor antigens and then mined these to determine smaller fragments with the potential for immune recognition. From the five million ERV antigens fragments discovered, AI-Immunology™ combined and selected 16 optimal sets of ERV fragments based on their cross-patient relevance and immunogenic potential. The new data confirms that all 16 ERV fragments included in EVX-04 elicit a specific immune response and that EVX-04 prevents tumor growth in preclinical tumor models.

The data-driven target selection ensures that EVX-04 provides broad tumor coverage regardless of immune and tumor ERV antigen differences across patients. Thus, EVX-04 is developed as an off-the-shelf vaccine preproduced and ready for immediate administration after diagnosis. The same concept is broadly applicable across cancers where immunotherapies remain inadequate and conserved immunogenic antigens can be identified.

About AML
AML is an aggressive hematologic malignancy characterized by the clonal expansion of undifferentiated myeloid precursor cells (AML blasts) in the bone marrow. The malignant proliferation leads to suppression of normal hematopoiesis, resulting in cytopenia, increased susceptibility to infections, bleeding, and fatigue (Döhner et al. 2022).

AML is the most frequent leukemia. It occurs across all age groups, however, it is predominantly a disease observed in older adults with a median age at diagnosis of 68 years.

Approximately 50% of AML patients are considered fit for intensive chemotherapy and stem cell transplantation. This combination is associated with a long-term overall survival rate of only 40% in younger patients and less than 10% in fit older patients.

For the approximately 50% not fit for intensive treatment, typically the elderly, the standard of care is low-intensity chemotherapy. Remissions are, however, short lived with a 3‐year overall survival rate at only 25% reported (Kantarjian et al. 2025).

About ERVs
ERVs are remnants of ancient viruses lying dormant in our genome. ERVs are often overexpressed in cancer but not in healthy tissue, making them visible to the immune system and hence promising targets for cancer vaccines. AI-Immunology™ is crucial in allowing the identification of therapeutically relevant ERV tumor antigens from genomic patient tumor data.

Contact information
Evaxion A/S
Mads Kronborg
Vice President, Investor Relations & Communication
+45 53 54 82 96
mak@evaxion.ai

About Evaxion
Evaxion is a pioneering TechBio company based upon its AI platform, AI-Immunology™. Evaxion’s proprietary and scalable AI prediction models harness the power of artificial intelligence to decode the human immune system and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Based upon AI-Immunology™, Evaxion has developed a clinical-stage oncology pipeline of novel personalized vaccines and a preclinical infectious disease pipeline in bacterial and viral diseases with high unmet medical needs. Evaxion is committed to transforming patients’ lives by providing innovative and targeted treatment options. For more information about Evaxion and its groundbreaking AI-Immunology™ platform and vaccine pipeline, please visit our website.

Forward-looking statement
This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from other significant geopolitical and macro-economic events; and other uncertainties affecting our business operations and financial condition. For a further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.